# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VOX ROYALTY CORP., CIK 0001907909
CUSIP: 92919F103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 66 WELLINGTON STREET WEST, SUITE 5300, TD BANK TOWER BOX 48, TORONTO, Ontario Canada (A6), M5K 1E6
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001961471

## Reporting persons
- Konwave Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Switzerland (V8); sole voting power 2,990,601; shared voting power 0; sole dispositive power 2,990,601; shared dispositive power 0; aggregate amount beneficially owned 2,990,601 (5.9% of the class)

## Item 1. Issuer
Name of issuer: VOX ROYALTY CORP.
Address of issuer's principal executive offices: 66 WELLINGTON STREET WEST, SUITE 5300, TD BANK TOWER BOX 48, TORONTO, ONTARIO, CANADA, M5K 1E6

## Item 2. Person Filing
Name of person filing: Konwave AG
Address of principal business office or, if none, residence: Obstmarkt, 9100 Herisau, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2990601
Percent of class: 5.9
Sole power to vote or to direct the vote: 2990601
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2990601
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Konwave Inc.: Erich Meier, CEO (01/24/2025)
- Konwave Inc.: Judith Rechsteiner, COO (01/24/2025)